Exhibit 99.3

AMENDMENT 2005-2

TO THE

CEPHALON, INC.

401(K) PROFIT SHARING PLAN

WHEREAS, Cephalon, Inc. (the “Company”) maintains the Cephalon, Inc. 401(k) Profit Sharing Plan (the “Plan”) for the benefit of its eligible employees and eligible employees who are employed by certain of the Company’s affiliates;

WHEREAS, the Company desires to amend the Plan to reflect additional events under which hardship distributions may be made; and

WHEREAS, pursuant to Section 15.01 of the Plan, the Chief Executive Officer of the Company may make all technical, administrative, regulatory and compliance amendments to the Plan, and any other amendment that will not significantly increase the cost of the Plan to the Employer, as the Senior Vice President and Chief Administrative Officer (formerly known as the Senior Vice President, Human Resources) shall deem necessary or appropriate without such approval.

NOW, THEREFORE, in accordance with the foregoing, effective as of January 1, 2006, the Plan is hereby amended as follows:

Section 9.06(a)(1) of the Plan is hereby amended in its entirety to read as follows:

“(1)         A distribution shall be deemed to be on account of an immediate and heavy financial need of a Participant when the distribution is on account of:

(A)          expenses necessary or incurred for medical care described in section 213(d) of the Code for the Participant, the Participant’s spouse, or any dependents of the Participant (as defined in Treas. Reg. Section 1.401(k)-1(d)(3)(iii)(B)(3));

(B)           costs directly related to the purchase (excluding mortgage payments) of a principal residence for the participant;

(C)           payment of tuition and related educational fees for the next twelve (12) months of post-secondary education for the Participant, his spouse, children or dependents (as defined in Treas. Reg. Section 1.401(k)-1(d)(3)(iii)(B)(3));

(D)          the need to prevent the eviction of the Participant from his principal residence or foreclosure on the mortgage of the employee’s principal residence;

(E)           expenses for the repair of damage to the Participant’s principal residence that would qualify for the casualty deduction under section 165 of the Code (determined without regard to whether the loss exceeds 10% of adjusted gross income);

(F)           payments for burial or funeral expenses for the Participant’s deceased parent, spouse, children or dependents (as defined in Treas. Reg. Section 1.401(k)-1(d)(3)(iii)(B)(3));

(G)           federal, state or local income taxes or penalties reasonably anticipated to result from the distribution; or

(H)          such other circumstances as may be prescribed by the Secretary of the Treasury or his delegate.”

IN WITNESS WHEREOF, to record the adoption of this Amendment 2005-2 to the Plan, the Chief Executive Officer of the Company, acting within the scope of the Chief Executive Officer’s authority under the Plan, has caused the execution of this Amendment 2005-2 to the Plan, this 9th day of January 2006.

CEPHALON, INC.

By:	/s/ Frank Baldino, Jr.

Title: Chief Executive Officer